UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Bellerophon Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

078771300
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 078771300	13G

1	NAMES OF REPORTING PERSONS
New Mountain Investments II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,009,231*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,009,231*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,009,231*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.63%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* These shares are directly owned by Allegheny New Mountain Partners, L.P. (72,054 shares), New Mountain Affiliated Investors II, L.P. (16,647 shares), New Mountain Partners II (AIV-A), L.P. (797,990 shares) and New Mountain Partners II (AIV-B), L.P. (122,540 shares).

CUSIP No. 078771300	13G

1	NAMES OF REPORTING PERSONS
Allegheny New Mountain Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
72,054

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
72,054

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
72,054

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.76%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 078771300	13G

1	NAMES OF REPORTING PERSONS
New Mountain Affiliated Investors II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
16,647

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
16,647

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,647

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.18%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 078771300	13G

1	NAMES OF REPORTING PERSONS
New Mountain Partners II (AIV-A), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
797,990

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
797,990

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
797,990

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.40%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 078771300	13G

1	NAMES OF REPORTING PERSONS
New Mountain Partners II (AIV-B), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
122,540

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
122,540

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
122,540

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.29%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 078771300	13G

1	NAMES OF REPORTING PERSONS
New Mountain Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,009,231*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,009,231*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,009,231*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.63%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* These shares are directly owned by Allegheny New Mountain Partners, L.P. (72,054 shares), New Mountain Affiliated Investors II, L.P. (16,647 shares), New Mountain Partners II (AIV-A), L.P. (797,990 shares) and New Mountain Partners II (AIV-B), L.P. (122,540 shares).

CUSIP No. 078771300	13G

1	NAMES OF REPORTING PERSONS
New Mountain Capital Group, L.P. (formerly known as New Mountain Capital Group, LLC)*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,009,231**

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,009,231**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,009,231**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.63%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* New Mountain Capital Group, LLC has been converted into a limited partnership named New Mountain Capital Group, L.P.
** These shares are directly owned by Allegheny New Mountain Partners, L.P. (72,054 shares), New Mountain Affiliated Investors II, L.P. (16,647 shares), New Mountain Partners II (AIV-A), L.P. (797,990 shares) and New Mountain Partners II (AIV-B), L.P. (122,540 shares).

CUSIP No. 078771300	13G

1	NAMES OF REPORTING PERSONS
NM Holdings GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,009,231*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,009,231*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,009,231*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.63%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* These shares are directly owned by Allegheny New Mountain Partners, L.P. (72,054 shares), New Mountain Affiliated Investors II, L.P. (16,647 shares), New Mountain Partners II (AIV-A), L.P. (797,990 shares) and New Mountain Partners II (AIV-B), L.P. (122,540 shares).

CUSIP No. 078771300	13G

1	NAMES OF REPORTING PERSONS
Steven B. Klinsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,009,231*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,009,231*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,009,231*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.63%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* These shares are directly owned by Allegheny New Mountain Partners, L.P. (72,054 shares), New Mountain Affiliated Investors II, L.P. (16,647 shares), New Mountain Partners II (AIV-A), L.P. (797,990 shares) and New Mountain Partners II (AIV-B), L.P. (122,540 shares).

Item 1. (a).  Name of Issuer:

Bellerophon Therapeutics, Inc.

Item 1. (b).  Address of Issuer’s Principal Executive Offices:

184 Liberty Corner Road, Suite 302, Warren, New Jersey 07059.

Item 2. (a).  Name of Person Filing:

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”):*

(i)	New Mountain Investments II, L.L.C.;
(ii)	Allegheny New Mountain Partners, L.P.;
(iii)	New Mountain Affiliated Investors II, L.P.;
(iv)	New Mountain Partners II (AIV-A), L.P.;
(v)	New Mountain Partners II (AIV-B), L.P.;
(vi)	New Mountain Capital, L.L.C.;
(vii)	New Mountain Capital Group, L.P.;
(viii)	NM Holdings GP, L.L.C.; and
(ix)	Steven B. Klinsky.

Pursuant to Rule 13d-1(k), the Reporting Persons entered into a joint filing agreement, dated as of February 14, 2019, a copy of which is filed as Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 14, 2019, and is incorporated herein by reference.

*Neither the present filing nor anything contained herein shall be construed as an admission that two or more Reporting Persons constitute a “person” for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

Item 2. (b).  Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 787 Seventh Avenue, 49th Floor, New York, New York 10019.

Item 2. (c).  Citizenship:

Citizenship is set forth in Row 4 of the cover page for each of the Reporting Persons and is incorporated herein by reference for each of the Reporting Persons.

Item 2. (d).  Title of Class of Securities:

Common stock, par value $0.01 per share.

Item 2. (e).  CUSIP Number:

078771300

Item 3.

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(d).

Item 4.  Ownership:

The information required by Items 4(a)-4(c) is set forth in Rows 5-11 of the cover page for each of the Reporting Persons and is incorporated herein by reference for each of the Reporting Persons.

The securities are owned directly by Allegheny New Mountain Partners, L.P. (72,054 shares), New Mountain Affiliated Investors II, L.P. (16,647 shares), New Mountain Partners II (AIV-A), L.P. (797,990 shares) and New Mountain Partners II (AIV-B), L.P. (122,540 shares).

New Mountain Investments II, L.L.C. is the general partner of each of Allegheny New Mountain Partners, L.P., New Mountain Affiliated Investors II, L.P., New Mountain Partners II (AIV-A), L.P. and New Mountain Partners II (AIV-B), L.P. (collectively, the “New Mountain Funds”).

New Mountain Capital, L.L.C. is the manager of each of the New Mountain Funds and a wholly owned subsidiary of New Mountain Capital Group, L.P. (formerly known as New Mountain Capital Group, LLC).

NM Holdings GP, L.L.C. is the general partner of New Mountain Capital Group, L.P.

Mr. Steven B. Klinsky is the managing member of each of New Mountain Investments II, L.L.C. and NM Holdings GP, L.L.C., the chief executive officer of New Mountain Capital, L.L.C., and the managing partner of New Mountain Capital Group, L.P.

Each of the Reporting Persons disclaims beneficial ownership of these securities, except to the extent of its pecuniary interest therein.

Item 5.  Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.  Identification and Classification of Members of the Group:

Not applicable.

Item 9.  Notice of Dissolution of Group:

Not applicable.

Item 10.  Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2020

NEW MOUNTAIN INVESTMENTS II, L.L.C.

By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member

ALLEGHENY NEW MOUNTAIN PARTNERS, L.P.

By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member of the General Partner of Allegheny New Mountain Partners, L.P.

NEW MOUNTAIN AFFILIATED INVESTORS II, L.P.

By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member of the General Partner of New Mountain Affiliated Investors II, L.P.

NEW MOUNTAIN PARTNERS II (AIV-A), L.P.

By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member of the General Partner of New Mountain Partners II (AIV-A), L.P.

NEW MOUNTAIN PARTNERS II (AIV-B), L.P.

By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member of the General Partner of New Mountain Partners II (AIV-B), L.P.

NEW MOUNTAIN CAPITAL, L.L.C.

By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Chief Executive Officer

NEW MOUNTAIN CAPITAL GROUP, L.P.

By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member of the General Partner of New Mountain Capital Group, L.P.

NM HOLDINGS GP, L.L.C.

By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member

/s/ Steven B. Klinsky
STEVEN B. KLINSKY